Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a description of the material terms of our capital stock. You are strongly encouraged, however, to read our amended and restated certificate of incorporation (as amended from time to time, our “Certificate of Incorporation”), [Second] Amended and Restated Bylaws (as amended from time to time, our “Bylaws”), and the Certificate of Designations (the “Certificate of Designations”) for our 7% Series A Convertible Participating Preferred Stock. The following is only a summary and is qualified by applicable law and by the provisions of our Certificate of Incorporation, Bylaws and such Certificate of Designations.

General

Our authorized capital stock consists of 800,000,000 shares of common stock, par value $0.01 per share and 80,000,000 shares of preferred stock, par value $0.01 per share, of which [71,446,346] have been designated 7% Series A Convertible Participating Preferred Stock (the “Series A Preferred Stock”).

As of February [          ], 2021, [              ] shares of common stock and [71,446,346] shares of our Series A Preferred Stock were outstanding.

Our Controlling Stockholder

As of February [          ], 2021, certain investment funds managed by an affiliate of Onex Corporation (such funds, collectively, “Onex”) owned [47,058,332] shares of our common stock, representing [65.8%] of our outstanding common stock. In addition, as of February [             ], 2021, Onex owned [69,718,919] shares of our Series A Preferred Stock, representing [             ] shares of our common stock on an as-converted basis, after accounting for the accumulated paid-in-kind accreting return at a rate per annum equal to 7% on the accreted liquidation preference . Onex’s beneficial ownership of our common stock, on an as-converted basis, is approximately [85.3%.] Accordingly, Onex exercises a controlling influence over our business and affairs and has the power to determine all matters submitted to a vote of our stockholders, including the election of directors, the removal of directors with or without cause, and the approval of significant corporate transactions such as amendments to our Certificate of Incorporation, mergers, and the sale of all or substantially all of our assets. Onex could initiate corporate action even if its interests conflict with the interests of our other stockholders. This concentration of voting power could deter or prevent a change in control of us that might otherwise be beneficial to our stockholders.

Common Stock

Listing. Our common stock, par value $0.01 per share, is registered under Section 12 of the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange under the symbol “EEX.”

Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters with respect to which the holders of our common stock are entitled to vote. See also “--7% Series A Convertible Participating Preferred Stock -- Voting and Director Designation Rights.”

Dividend Rights. Subject to preferences that may apply to shares of preferred stock, including the Series A Preferred Stock, outstanding at the time, holders of our outstanding common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. However, provisions of the agreements governing our indebtedness from time to time may impose restrictions on our ability to declare dividends on our common stock.

Conversion Rights. The common stock is not convertible.

Other Rights. The holders of our common stock will not have any preemptive or other similar rights to purchase any of our securities, cumulative voting, subscription, redemption or sinking fund rights.

Right to Receive Liquidation Distributions. Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, on a pro rata basis, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock then outstanding (including the Series A Preferred Stock), to the holders of common stock.

Assessability. All shares of common stock outstanding are fully paid and nonassessable.

Preferred Stock

We have 80,000,000 shares of preferred stock, $0.01 par value, authorized, of which we have designated [71,446,346] shares of Series A Preferred Stock ([all] of which are outstanding). Any then-outstanding shares of preferred stock, including the Series A Preferred Stock, will have priority over the common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Unless required by law or by the rules of the New York Stock Exchange, our board of directors will have the authority without further stockholder authorization to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue any further shares of preferred stock, the issuance in the future of additional shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

 7% Series A Convertible Participating Preferred Stock

Term. The Series A Preferred Stock is perpetual, subject to the redemption and conversion rights summarized herein.

Ranking. The Series A Preferred Stock ranks senior to our common stock and all other forms of our equity and equity-like securities convertible into common stock, with respect to dividends and distributions on liquidation, winding-up and dissolution and junior to all of our existing and future indebtedness.

Liquidation Preference. Each share of Series A Preferred Stock was issued with an initial liquidation preference of $5.60, which liquidation preference accretes to include the cumulative dividends described below, to the extent not paid in cash, which we refer to as the accretion amount, and together with the amount of the initial liquidation preference, the accreted liquidation preference. Upon any liquidation or dissolution of us, before any distributions may be made with respect to our common stock and subject to the rights of holders of any Liquidation Senior Stock (as defined in the Certificate of Designation for the Series A Preferred Stock) and the rights of our creditors, the holders of Series A Preferred Stock are entitled to receive the greater of (a) the accreted liquidation preference, and (b) the amount the holders of Series A Preferred Stock would have received in respect of the number of shares of common stock that would be issuable if they had converted their Series A Preferred Stock into common stock immediately prior to such liquidation or dissolution.

Dividends. The Series A Preferred Stock accumulates an accreting return at a rate per annum equal to 7% on the accreted liquidation preference , payable quarterly in arrears (the “accretion amount”) on March 31st, June 30th, September 30th and December 31st of each year (each, a “return payment date”), beginning on September 30, 2020. Until July 1, 2023, the accretion amount will automatically be paid in-kind by adding to the accreted liquidation preference of each share the unpaid accretion amount that has accumulated on such share to, but excluding, the return payment date. On and after July 1, 2023, we may, at our option, pay the accumulated and unpaid accretion amount on the Series A Preferred Stock in cash. On any return payment date, in the event we do not pay all or any portion of the accretion amount that has accumulated since the previous return payment date, then such accretion amount will be automatically added to the accreted liquidation preference of each share of Series A Preferred Stock then outstanding. The accretion amount accrues on the accreted liquidation preference on a daily basis from the initial issuance of the Series A Preferred Stock. With respect to cash dividends, we may pay a noncumulative cash dividend on each share of the Series A Preferred Stock when, as and if declared by our board of directors and permitted under the Delaware General Corporation Law (the “DGCL”), out of funds legally available for the payment of distributions.

We may not declare or pay any dividends or distributions on our common stock prior to July 1, 2023. Thereafter we may not declare or pay any dividends or distributions on our common stock unless the entirety of the accretion amount has been, or will be concurrently, paid in full in cash, unless a majority of the holders of outstanding shares of the Series A Preferred Stock approve such dividend. In addition, holders of the Series A Preferred Stock will participate, pro-rata on an as-converted basis, in any dividends and distributions made to holders of our common stock or other equity securities (including securities convertible into equity securities on an as-converted basis).

Rights of Holders Upon Change of Control. In connection with a Change of Control (as defined below), holders of Series A Preferred Stock may elect to convert all, or any whole number of shares that is less than all, of their Series A Preferred Stock into shares of common stock at the then applicable conversion price. If such Change of Control occurs after the date on which no “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) beneficially owns in excess of 50% of our common stock on an as converted basis, holders of shares of Series A Preferred Stock may elect to convert their Series A Preferred Stock into common stock as described in the prior sentence, or in the alternative, may elect to require us to redeem all, or any whole number of shares that is less than all, of their Series A Preferred Stock, in cash at a price per share equal to 100% of the accreted liquidation preference (the “Change of Control Repurchase Right”), provided that our obligation to make payment thereof is limited to funds legally available therefor (and in such event, we are required to redeem the maximum amount legally permissible). We are prohibited from voluntarily taking any action that would give rise to this redemption right of the holders of the Series A Preferred Stock unless sufficient funds are legally available to fully pay the maximum aggregate redemption price that would be payable if all holders of Preferred Stock made such redemption election with respect to all then-outstanding shares of Series A Preferred Stock. Prior to repurchasing the shares of Series A Preferred Stock that are subject to the Change of Control Repurchase Rights, we may elect, at our option, to make payment in full of any outstanding and unpaid principal and interest amounts on our existing Amended and Restated Senior Secured Credit Facility.

Redemption Rights

Redemption at Our Option: We have the right to redeem all, but not less than all, of the Series A Preferred Stock, subject to the rights of holders of the Series A Preferred Stock to convert the Series A Preferred Stock prior to such redemption, beginning on the six-year anniversary of June 29, 2020, which is the date on which shares of Series A Preferred Stock were first issued (such date, the “Private Placement Closing Date”) for a cash purchase price equal to (a) on or after the six-year anniversary and prior to the seven-year anniversary of the Private Placement Closing Date, 105% of the accreted liquidation preference, (b) on or after the seven-year anniversary and prior to the eight-year anniversary of the Private Placement Closing Date, 103% of the accreted liquidation preference or (c) on or after the eight-year anniversary of the Private Placement Closing Date, 100% of the accreted liquidation preference.

We will give notice of any redemption not less than 30 nor more than 60 days prior to the redemption date set forth in the notice. The redemption notice will specify, amongst other things, that the Series A Preferred Stock called for redemption may be converted at the option of the holder at any time before the close of business on the business day immediately preceding the redemption date (or, if the we fail to pay the redemption price due on such redemption date in full, at any time until such time as we pay such redemption price in full).

Redemption at Our Option Upon Change of Control. A Change of Control will be deemed to occur if: (i) a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than Emerald Holding, Inc., its wholly owned subsidiaries or Onex or any of Onex’ affiliates become the direct or indirect beneficial owners (as determined in accordance with Rule 13d-3 of the Exchange Act) of shares of our common equity representing more than 50% of the voting power of all of our then-outstanding common equity or (ii) upon the consummation of any (x) sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of our assets and our subsidiaries, taken as a whole, to any person or (y) transaction or series of transactions in connection with which all of our common stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property; provided, however, that any such transaction pursuant to which the persons that directly or indirectly beneficially owned all classes of our common equity immediately prior to such transaction directly or indirectly beneficially own, immediately after such transaction, more than 50% of all classes of common equity of the surviving corporation or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Change of Control pursuant to clause (ii) (clauses (i) and (ii) together, a “Change of Control”). If there is a Change of Control prior to the six-year anniversary of the Private Placement Closing Date, we have the right to redeem all, but not less than all, of the Series A Preferred Stock, subject to the right of holders of the Series A Preferred Stock to convert the Series A Preferred Stock prior to such redemption, for a cash purchase price equal to 100% of the accreted liquidation preference, plus the net present value of the additional amount by which the accreted liquidation preference would have increased from the date of such redemption through the sixth anniversary of the Private Placement Closing Date.

On or before the 20th business day prior to the effective date of a Change of Control (or, if later, promptly after we discover that a Change of Control may occur) we will send to each holder a notice of such Change of Control. The Change of Control notice will specify, amongst other things, that the Series A Preferred Stock may instead be converted at the option of the holder at any time before the close of business on the business day immediately preceding the date fixed by us in the Change of Control notice for the repurchase of any Series A Preferred Stock in connection with such Change of Control.

Conversion Rights

Optional Conversion by Holders. Shares of the Series A Preferred Stock may be converted at the option of the holder thereof, in whole or in part, into a number of fully paid and non-assessable shares of our common stock equal to the (a) amount of the accreted liquidation preference, divided by (b) the applicable conversion price.

Mandatory Conversion. If, at any time following the third anniversary of the Private Placement Closing Date, the closing price of our common stock exceeds 175% of the then-applicable conversion price for a period of 20 consecutive trading days, we may, at our option, require that any or all of the then-outstanding shares of Series A Preferred Stock be converted automatically into common stock at the then-applicable conversion price, provided that such conversion will result in the issuance of unrestricted shares of common stock, the common stock is then listed (and trading is not suspended or limited in any material respect) on the NYSE, and we have not received a delisting or suspension notice and delisting or suspension is not reasonably likely to occur.

Conversion Price. The initial conversion price of the Series A Preferred Stock is $3.52 per share and is subject to customary anti-dilution adjustments, including downward adjustments to the conversion price in connection with certain future sales or issuances of securities by us that are below fair market value and adjustments in the case of any stock split, stock dividend, recapitalization or similar events, all as more fully described in the Certificate of Designations for the Series A Preferred Stock. Subject to obtaining any vote of stockholders required by the rules of the NYSE, if any, the conversion price may not be adjusted below $3.23 per share of common stock (other than as a result of any stock split, stock dividend, recapitalization or similar event).

No Fractional Shares. If, upon conversion of the Series A Preferred Stock, a holder would be entitled to receive a fractional interest in a share of our common stock (after aggregating all shares of common stock issuable upon conversion by such holder), we will, upon conversion, pay in lieu of such fractional interest, to the extent permitted under applicable law, cash based on the last reported sale price of a share of our common stock at the time of such conversion (as more fully described in the Certificate of Designations for the Series A Preferred Stock).

Voting and Director Designation Rights

Voting Generally. Holders of shares of Series A Preferred Stock will be entitled to vote with the holders of shares of our common stock and not as a separate class, at any annual or special meeting of our stockholders, and may act by written consent in the same manner as the holders of common stock, in each case, on an as-converted basis, subject to the specific Approval Rights described below.

In the event of any vote or action by written consent, each holder of shares of Preferred Stock will be entitled to that number of votes equal to the whole number of shares of common stock into which such holder’s aggregate number of shares of Series A Preferred Stock are convertible as of the close of business on the record date fixed for such vote or written consent.

Series A Preferred Stock Voting as a Separate Class. For so long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote or consent of holders representing a majority of the voting power of the outstanding shares of Series A Preferred Stock is required to effect any of the following actions (the “Approval Rights”):

•

any amendment to our Certificate of Incorporation, our Bylaws or the Series A Preferred Stock Certificate of Designations that (i) authorizes or creates or increases the authorized number of shares of equity securities that are pari passu or senior to the Series A Preferred Stock or (ii) adversely affects the rights, preferences or voting powers of the Series A Preferred Stock;

•

a voluntary deregistration under the Exchange Act or delisting the common stock from the NYSE (other than in connection with a Change of Control Transaction in which shares of our common stock convert into the right to receive only cash consideration, listed common securities of the acquirer or other counterparty or a combination thereof);

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the declaration or payments of any dividends or distributions on our common stock, unless at the time of payment of such distribution, the entirety of the accumulated and unpaid accretion amount from the last return payment date through such date has been, or will concurrently be paid in full in cash; or

•

the issuance of any convertible indebtedness, other class of preferred stock or other equity securities in each case with rights to payments or distributions in which the Series A Preferred Stock would not participate on a pro-rata, as-converted basis.

Board of Directors Representation. For so long as the Series A Preferred Stock represents a minimum percentage of the outstanding shares of common stock on an as-converted basis as described below, the holders of the Series A Preferred Stock shall have the following rights to representation on our board of directors (the “Preferred Stock Directors”):

Minimum Percentage	Board Representation
>50%	5 directors
>40%	4 directors
>30%	3 directors
>20%	2 directors
>10%	1 director

In limitation of the foregoing board representation rights, the number of directors that the holders of Series A Preferred Stock will be entitled to elect voting as a separate class will be reduced to the extent necessary to ensure that, at all times, at least two directors elected by the holders of our common stock and the Series A Preferred stock, voting together on an as-converted basis and, at any time that the minimum percentage is less than 40%, at least a majority of the board seats will be elected by the holders of our common stock and the Series A Preferred stock, voting together on an as-converted basis. In addition, for so long as the minimum percentage is greater than 50%, the size of our board may not be increased to more than nine seats, or decreased, without the approval of a majority of the Preferred Stock Directors. All decisions of our board with respect to the exercise or waiver of rights relating to the Series A Preferred Stock shall be determined by a majority of our directors that are not employees of Emerald or affiliated with Onex (“Unaffiliated Directors”), or by a committee of Unaffiliated Directors.

In addition, for so long as the outstanding shares of Series A Preferred Stock represent more than 30% of the outstanding shares of our common stock on an as-converted basis, without the approval of a majority of the Preferred Stock Directors, we may not:

•

incur new indebtedness (excluding any borrowing under our Amended and Restated Revolving Credit Facility (as defined in the Certificate of Designations)) (i) when our Adjusted EBITDA (as reported in our most recent annual report on Form 10-K or quarterly report on Form 10-Q, as adjusted to reflect the pro forma effect of any acquisitions or dispositions by us or our subsidiaries during the applicable period) for the trailing twelve months is less than $100 million, if incurring such new indebtedness would result in our gross debt to Adjusted EBITDA ratio for the trailing twelve-month period exceeding 4.50x, or (ii) when our Adjusted EBITDA (as adjusted in clause (i) hereof) for the trailing twelve months is greater than or equal to $100 million, if incurring such new indebtedness would result in our net debt to Adjusted EBITDA ratio exceeding 4.50x;

•	redeem or repurchase any of our stock junior to the Series A Preferred;

•

purchase or acquire any capital stock or assets of any third party, or dispose of our assets or the capital stock of our subsidiaries, in each case in any individual transaction or series of related transactions with a value in excess of $100 million;

•	hire, promote, demote or terminate our chief executive officer; or
•	make a voluntary filing for bankruptcy or commence a liquidation or dissolution of us

Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Delaware law, our Certificate of Incorporation, our Bylaws and the Certificate of Designations for our Series A Preferred Stock contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Certificate of Incorporation and Bylaws

Certain provisions in our Certificate of Incorporation, as amended from time to time, including by the Certificate of Designations for our Series A Preferred Stock, and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by existing stockholders.

Among other things, our Certificate of Incorporation and Bylaws:

o	authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;
o	divide our board of directors into three classes with staggered three-year terms;
o	provide that stockholders may remove directors only “for cause” once Onex ceases to own more than 50% of all our outstanding common stock;
o	prohibit our stockholders from calling a special meeting of stockholders once Onex ceases to own more than 50% of all our outstanding common stock;
o

prohibit stockholder action by written consent once Onex ceases to own more than 50% of all our outstanding common stock, which will require that all stockholder actions be taken at a duly called meeting of our stockholders;

o	provide that the board of directors is expressly authorized to adopt, alter, or repeal our Bylaws;

o	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
o

require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend the Bylaws and certain provisions of our Certificate of Incorporation if Onex ceases to own more than 50% of all our outstanding common stock.

Under our Bylaws and the Certificate of Designations for the Series A Preferred Stock, holders of shares of our Series A Preferred Stock are entitled to vote on an as-converted basis with the holders of shares of our common stock and not as a separate class with respect to the matters described above. In addition, holders of Series A Preferred Stock have the rights described above under “-- Series A Preferred Stock Voting as a Separate Class.”

Delaware Takeover Statute

Subject to certain exceptions, Section 203 of the Delaware General Corporation Law (“DGCL”) prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

A Delaware corporation is permitted to opt-out of Section 203. In our Certificate of Incorporation, we have elected not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203.

Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to a corporation or its officers, directors, or stockholders. In our Certificate of Incorporation, to the fullest extent permitted by applicable law, we renounce any interest or expectancy that we have in any business opportunity, transaction, or other matter in which Onex, any officer, director, partner, or employee of any entity comprising an Onex entity, and any portfolio company in which such entities or persons have an equity interest (other than us) (each, an “Excluded Party”), participates or desires or seeks to participate in, even if the opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Each such Excluded Party shall have no duty to communicate or offer such business opportunity to us and, to the fullest extent permitted by applicable law, shall not be liable to us or any of our stockholders for breach of any fiduciary or other duty, as a director or officer or controlling stockholder, or otherwise, by reason of the fact that such Excluded Party pursues or acquires such business opportunity, directs such business opportunity to another person, or fails to present such business opportunity, or information regarding such business opportunity, to us. Notwithstanding the foregoing, our Certificate of Incorporation does not renounce any interest or expectancy we may have in any business opportunity, transaction or other matter that is (1) offered in writing solely to one of our directors or officers who is not also an Excluded Party, (2) offered to an Excluded Party who is one of our directors, officers or employees and who is offered such opportunity solely in his or her capacity as one of our directors, officers or employees, or (3) identified by an Excluded Party solely through the disclosure of information by or on our behalf.

Choice of Forum

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of the Company to us or our stockholders, (iii) any action asserting a claim against us, or our directors, officers or other employees, arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against us, or our directors, officers, stockholders or other employees, governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of claims to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.